BETA CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48481

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/18____ AND ENDING____12/31/18____

               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Beta Capital Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue Suite 1201

(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Idelma Hervis   305-358-8814

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.

(Name – *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Noelia Povedano _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Beta Capital Securities, LLC _____ , as

of _____ December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature



Noelia Povedano, CEO
Title

JOHN E. HEALY
MY COMMISSION # FF 231946
EXPIRES: May 18, 2019
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S



KAUFMAN | ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Beta Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Beta Capital Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Beta Capital Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Beta Capital Securities, LLC's management. Our responsibility is to express an opinion on Beta Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Beta Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co., P.A.

We have served as Beta Capital Securities, LLC's auditor since 1995.

February 20, 2019
Miami, Florida

Praxity MEMBER

BETA CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CASH AND CASH EQUIVALENTS, INCLUDING $409,683 SEGREGATED FOR EXCLUSIVE BENEFIT OF CUSTOMERS (NOTE 2)	$	2,546,529
SECURITIES OWNED AT FAIR VALUE (NOTES 2 and 7)		7,428,890
RECEIVABLE FROM BROKERS (NOTE 2)		360,557
DEPOSIT AT BROKERS (NOTE 2)		450,967
PROPERTY AND EQUIPMENT (NOTE 4)		638,671
DUE FROM RELATED PARTY (NOTE 5)		187,143
OTHER ASSETS		205,496
	$	11,818,253

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Commissions payable	$	577,257
Accounts payable and accrued liabilities (NOTE 5)		536,636
Due to related party (NOTE 5)		6,922
Total liabilities		1,120,815
LEASE COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBER'S EQUITY		10,697,438
	$	11,818,253

See accompanying notes.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Beta Capital Securities, LLC (the Company) is registered with the Securities and Exchange Commission as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Company acts in an agency and riskless principal capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission. Effective January 1, 2018, Credit Andorra, SA's (CASA) 99% ownership transferred to Credit Andorra US GP (USGP), who now owns 100% of the Company. In November 2018 the Company was approved by Financial Regulatory Authority (FINRA), the Company's self-regulatory organization, to conduct self-clearing operations. The Company intends on commencing such operations in the second quarter of 2019.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having original maturities of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation of property and equipment is computed using the straight-line method based upon estimated useful lives of three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or the estimated useful lives of the assets.

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 4% of employee payroll deferrals at the Company's discretion.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Change in Accounting Principle

Effective January 1, 2018, the Company adopted Accounting Standards Updated ASU 2014-09, *Revenue from Contracts with Customers* which has been codified in Accounting Standards Codification ("ASC") Topic 606. The new guidance introduces a five-step model for recognizing revenue, and also requires additional disclosures about the nature, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgements. The Company elected to apply the new revenue guidance using the modified retrospective method as of January 1, 2018 to all contracts that were not completed contracts at that date. The adoption of ASU 2014-09 resulted in no material effect on the Company's financial statement.

Income Taxes

The Company is a Limited Liability Company, which is a disregarded entity for federal income tax purposes. Instead, its taxable income or loss is reflected on USGP's income tax return. No provision for income taxes is included in the accompanying financial statement, as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying statement of financial condition.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes United States ("U.S.") Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

At December 31, 2018 the Company held U.S. Treasury notes (Level 2 assets) with a total fair value of $7,428,890, as reflected in the statement of financial condition. The fair value of U.S. Treasury notes is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, maturity, and seniority. These items are typically categorized in Level 2 of the fair value hierarchy.

NOTE 2. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by two brokerage firms. The principal offices are in St. Petersburg, Florida and Omaha, Nebraska. At December 31, 2018, $136,675 of the receivable from brokers, $1,798,290 of cash and cash equivalents, the securities owned, and the $450,967 deposit at brokers as reflected in the accompanying statement of financial condition, are held by and due from the clearing brokers.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2018, the Company's "Net Capital" was $9,618,092 which exceeded the requirements by $9,368,092 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.12 to 1.

NOTE 4.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018 consisted of the following:

Furniture and fixtures	$ 124,830
Work in progress - software	326,002
Leasehold improvements	648,259
Office equipment	521,741
	1,620,832
Less: accumulated depreciation and amortization	(982,161)
	$ 638,671

NOTE 5.   RELATED PARTY TRANSACTIONS

Beta Capital Management, LLC

During 2018, the Company provided certain services to Beta Capital Management, LLC (BCM). Additionally, during 2018, certain Company employees provided services to BCM. At December 31, 2018, $177,744 is due from BCM. BCM is related by common ownership.

Credit Andorra US GP, LLC

During 2018, USGP rented office furniture to the Company.

Banco Credit Andorra Panama

In 2015, Banco Credit Andorra Panama, an affiliated Panamanian bank made loans to two employees of the Company totaling $700,000. On a monthly basis, the Company withholds funds from the commissions earned by these employees, and remits it to Banco Credit Andorra Panama. At December 31, 2018, the Company had a balance due to Banco Credit Andorra Panama of $6,922. In connection with the bank loans, the Company has entered into a retention bonus agreement with the two employees whereby the Company will pay the final $150,000 of the loans if the two employees complete seven years of employment with the Company for the period of April 15, 2015 to April 15, 2022. At December 31, 2018, the Company has accrued $80,370 for the retention bonus, which is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 6. **COMMITMENTS AND CONTINGENCIES**

Lease Commitments

The Company is obligated under non-cancelable operating leases for office space and equipment, and quotation and research service contracts, expiring in 2024.

The approximate future minimum payments under non-cancelable operating leases for the years subsequent to December 31, 2018 are as follows:

2019	$	561,000
2020		432,000
2021		419,000
2022		409,000
2023		416,000
Thereafter		429,000
	$	2,666,000

Legal and Regulatory

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position.

NOTE 7. **FAIR VALUE MEASUREMENTS**

The following table sets forth by level, within the fair value hierarchy, the Company's net securities owned and other marketable instruments, at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
U.S. Treasuries	$ -	$7,428,890	$ -	$7,428,890
Total, net	$ -	$7,428,890	$ -	$7,428,890

NOTE 8.   UPCOMING ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of- use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate). The new lease guidance has caused significant changes to the way leases are recorded, presented and disclosed in our financial statement. Upon adoption, the Company recognized a lease liability of approximately $2.20 million, with an offsetting ROU asset of $1.95 million, and an approximate $.25 million reduction of deferred rent resulting in no impact to equity.

NOTE 9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2019, the date the statement of financial condition was issued, and determined that no additional recognition or disclosure is necessary.